

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

<u>Via E-mail</u>
Ramon Tejeda
Chief Executive Officer
TabacaleraYsidron, Inc.
100 Europa Drive, Ste. 455
Chapel Hill, NC 27517

> **Re:** **TabacaleraYsidron, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 9, 2014**
> **File No. 333-192060**

Dear Mr. Tejeda:

We have reviewed your responses to the comments in our letter dated July 2, 2014 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 2. In regard to your statement that you are a sales broker because you have no control or possession of the product that is sent to buyers, please explain the statement on page 11 that "[a]ll the Company's existing and planned manufacturing operations and the sources of all its tobacco are located in the Nicaragua," as this implies that you are a manufacturer. Please also clarify how you have no control or possession of cigars in light of your disclosure on page 26 that "[t]he Company has purchased cigars from Plasencia, a cigar manufacturer in Esteli, Nicaragua."

2. We note that a press release from December 14, 2012, indicates that Epicurean Cigars and Emilio Cigars entered into a distribution agreement and that distribution of Epicurean Cigars shifted to the Emilio Cigars facility during the first week of January, 2013. Please tell us why this arrangement has not been discussed, and how it aligns with the characterization of your Company as a broker.

<u>Our Business, page 23</u>

3. Please revise this section and your management's discussion and analysis section to provide more details regarding your business and how you intend to generate revenues. In light of your disclosure in response to our prior comment 2 that a defining feature of brokers is that revenues are generated by commission and not sales, please clarify whether you will earn revenues through sales to retailers, wholesalers, or on a

commission basis. In this regard, we note your statement on page F-8 that "[t]he Company generates revenue from the sale of cigars upon delivery of cigars to the customer." If your revenues will come from commissions, disclose how any commissions are or will be structured. Quantitative disclosure explaining commission structures will be helpful. Please also provide the material terms of your agreement with LJ Zucca Enterprises.

Regulation and Litigation in the Tobacco Industry, page 24

4. Please revise your disclosure on page 24 to address how regulations will impact you as a broker.

Sales and Marketing, page 24

5. We note your disclosure that after initially contacting retailers, you plan to "follow up by phone with the contacts to try to close sales." Please explain how this arrangement aligns with the characterization of your Company as a broker.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-Mail
        Gregg Jaclin, Esq.